787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 28, 2022

VIA EDGAR

Samantha A. Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock 2037 Municipal Target Term Trust

(Securities Act File No. 333-250205, Investment Company Act File No. 811-23621)

Response to Staff Comments

Dear Ms. Brutlag:

On behalf of BlackRock 2037 Municipal Target Term Trust (the “Trust”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on December 17, 2020 regarding the filing of a registration statement on Form N-2 (the “Registration Statement”) for the Trust on November 19, 2020. The Trust notes that at the time the Registration Statement was filed, the Trust’s name was “BlackRock 2040 Municipal Target Term Trust.” The name of the Trust was changed to “BlackRock 2037 Municipal Target Term Trust” effective May 19, 2022.

For the convenience of the Staff, the comments regarding the Registration Statement are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing any changes to the Registration Statement described below in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

General

Comment No. 1:	Please provide the Staff with the ticker symbol for the Trust in the comment response letter.

Response No. 1:	The Trust’s common shares of beneficial interest are expected to be listed on the New York Stock Exchange, subject to notice of issuance, under the symbol “BMN”.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

July 28, 2022

Comment No. 2:	The Staff notes that the filing is materially incomplete at this time. Please provide the Staff with the fee table, hypothetical expense example, audited financial statements/notes, auditor information, the Consent, and any other missing information for review as soon as practicable.

Response No. 2:	The Trust notes the Staff’s comment.

Cover Page

Comment No. 3:	The last paragraph of the section captioned “Investment Strategy” states that “over time the maturity of the Trust’s portfolio is expected to shorten in relation to the remaining term of the Trust” but there is no mention of the Trust’s term until the following page. Please consider clarifying in the “Investment Strategy” section that the Trust will terminate on or about December 31, 2040.

Response No. 3:	The requested disclosure regarding the Trust’s termination date will be added in the Amendment. In connection with the change to the Trust’s name noted above, the Trust amended its Agreement and Declaration of Trust to change its termination date from December 31, 2040 to September 30, 2037, which will be reflected in the Amendment.

Prospectus

Prospectus Summary

Comment No. 4:	Under the heading “Leverage” on page 4, the prospectus states that the Trust may invest in leveraged residual certificates issued by tender offer bonds (“TOBs”). Since the Trust has a policy of investing at least 80% of its Managed Assets in municipal securities, please explain to the Staff how municipal securities deposited in a TOBs trust are treated for purposes of this 80% policy. For example, if the Trust transfers municipal bonds to a TOBs trust, would all or a portion of those municipal bonds be counted towards the 80% policy?

Response No. 4:	The Trust confirms that municipal securities transferred to a TOBs trust, if any, will be counted towards the Trust’s 80% policy.

Comment No. 5:	Under the heading “Investment Advisor” on page 5, the prospectus states that the Advisor will receive a fee based on the average daily value of the Trust’s Managed Assets. Please explain to the staff how derivatives will be valued for purposes of determining “Managed Assets” and confirm that the Trust will not use the notional value of its derivative investments for purposes of determining “Managed Assets.”

July 28, 2022

Response No. 5:	The Trust confirms that it will mark to market any derivatives held by the Trust for purposes of valuing such derivatives and determining the Trust’s “Managed Assets.”

Summary of Trust Expenses

Comment No. 6:	The summary prospectus states on page 2 that the Trust may invest in securities of other closed-end or open-end investment companies. Please confirm that the Trust will include in the fee table an estimate of acquired fund fees and expenses. See Instruction 10.a to Item 3 of Form N-2.

Response No. 6:	The Trust confirms that a separate line item for acquired fund fees and expenses is not required in the fee table because such expenses are currently estimated to be less than 1 basis point.

Comment No. 7:	The prospectus states that the Trust will issue preferred shares. Please confirm that the expenses associated with issuing preferred shares, as well as the interest on borrowings, will be estimated in the Trust’s fee table and add a line to the fee table for dividends on preferred shares.

Response No. 7:	The Trust does not intend to issue preferred shares at the time of its initial public offering, but plans to issue preferred shares within approximately six months of the initial public offering, subject to market conditions. The Trust confirms that the expenses associated with issuing preferred shares, as well as the interest on borrowings, will be estimated in the Trust’s fee table. Estimated preferred shares expenses will be included in the ‘Interest Expense’ line item.

Comment No. 8:	Footnote 5 states that the Trust and the Advisor have entered into a fee waiver agreement (the “Fee Waiver Agreement”). Please confirm that this agreement will be in effect for at least one year from the date this prospectus goes effective.

Response No. 8:	The Trust confirms that the Fee Waiver Agreement’s term will remain in effect through June 30, 2024, which will be more than one year after the effective date of the Registration Statement. The Amendment will include this date.

Special Risk Considerations

Comment No. 9:	The section captioned “Special Risk Considerations” includes a risk factor on page 13 called “Indexed and Inverse Floating Rate Securities.” If the Trust may invest in floating rate securities tied to LIBOR as part of its principal investment strategy, please discuss the expected discontinuation of LIBOR in this risk factor and explain how it could affect the Trust’s investments, including (i) if the Trust will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, (ii) how it will affect the liquidity of these investments, and (iii) how the transition to any successor rate could impact the value of investments that reference LIBOR. We note that the Trust has included a LIBOR Risk on page 58 of the prospectus under the heading “Risks.”

July 28, 2022

Response No. 9:	Although the Trust’s investment strategies permit the Trust to invest in floating rate securities, the Trust does not currently expect to invest in such securities. Further, the Trust confirms that, to the extent it does make any investment in floating rate securities for which the interest rate is based on a LIBOR setting that is still in use, such securities will have fallback provisions for the interest rate to be used in the event that the applicable LIBOR setting ceases to be published. As such, the Trust respectfully submits that the disclosure that appears in the risk factor entitled “LIBOR Risk,” which will be updated in the Amendment to reflect recent developments since the Registration Statement was filed, sufficiently addresses the risks related to the discontinuation of LIBOR.

Comment No. 10:	The section captioned “Special Risk Considerations” includes a risk factor on page 18 called “Market Disruption and Geopolitical Risk.” If the expected discontinuation of LIBOR could impact the value and risk profile of the Trust’s portfolio, please consider adding a discussion of it in this risk factor.

Response No. 10:	The Trust respectfully submits that the requested disclosure appears in the risk factor entitled “LIBOR Risk,” which will be updated in the Amendment to reflect recent developments since the Registration Statement was filed.

Statement of Additional Information

Management of the Trust

Comment No. 11:	We note that much of the information for this section is currently omitted. Please ensure that the Amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board’s role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Trust; and any directorships held by each trustee during the past five years. See Item 18 of Form N-2.

Response No. 11:	The Trust acknowledges the Staff’s comment and confirms that the information required by Item 18 of Form N-2 will be added in the Amendment.

Closing

Comment No. 12:	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response No. 12:	The Trust notes the Staff’s comment.

July 28, 2022

Comment No. 13:	If you intend to omit certain information from the form of the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933, as amended (the “Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response No. 13:	The Trust intends to rely on Rule 430A to omit certain information from the prospectus included with the final pre-effective amendment to the Registration Statement and will provide a draft of the final pre-effective amendment to the Registration Statement to the Staff prior to filing.

Comment No. 14:	Please advise us if you have submitted or expect to submit exemptive applications or a no-action request in connection with your Registration Statement.

Response No. 14:	The Trust confirms that it does expect to submit an exemptive application or a no-action request in connection with the Registration Statement.

Comment No. 15:	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response No. 15:	The Trust notes the Staff’s comment. Please see the responses in this letter, as applicable, with respect to comments where the Trust is not making a change.

Comment No. 16:	We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 16:	The Trust notes the Staff’s comment.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Janey Ahn, Esq., BlackRock, Inc.

Bomi Lee, Esq., BlackRock Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

David C. Howe, Esq., Willkie Farr & Gallagher LLP